Auditors’ Report

to the Shareholders of Taiga Building Products Ltd.

We have audited the consolidated balance sheets of Taiga Building Products Ltd. as at March 31, 2008 and 2007 and the consolidated statements of earnings and deficit, of comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ Cinnamon Jang Willoughby & Company

Cinnamon Jang Willoughby & Company

Chartered Accountants

Burnaby, BC

May 26th, 2008

TAIGA BUILDING PRODUCTS LTD.
CONSOLIDATED BALANCE SHEETS
As at March 31, 2008 and 2007

	2008	2007
(in thousands of Canadian dollars)

Assets
Current:
Accounts receivable	$104,570	$116,304
Income taxes recoverable	384	1,706
Inventories (Note 4)	151,353	143,668
Other current assets	23
Prepaid expenses	1,727	1,765
	258,057	263,443
Land, buildings, equipment and leaseholds (Note 5)	36,152	32,905
Deferred financing fees	-	720
Income taxes recoverable	-	3,053
Future income taxes (Note 11)	4,105	3,883
	$298,314	$304,004

Liabilities and Shareholders’ Equity
Current:
Revolving credit facilities (Note 6)	$146,690	$145,632
Accounts payable and accrued liabilities	66,495	74,249
Income taxes payable (Note 11)	7,425	-
Future income taxes (Note 11)	8,974	7,117
Current portion of long-term debt (Note 8)	66	70
Current portion of obligations under capital leases (Note 7)	311	287
	229,961	227,355
Long-term debt (Note 8)	2,423	2,800
Financial Instruments (Note 2)	565	-
Obligations under capital leases (Note 7)	10,976	11,287
Deferred gain	15,656	16,703
Subordinated notes (Note 9)	128,834	128,834
	388,415	386,979
Shareholders’ Equity:
Share capital (Note 10)	13,229	13,229
Accumulated other comprehensive loss	(3,466)	(1,373)
	9,763	11,856
Retained Earnings (Deficit) (Note 10)	(99,864)	(94,831)
	$298,314	$304,004

Commitments and Contingencies (Note 15)
See accompanying notes to consolidated financial statements

Approved by the Directors

/s/ Kooi Ong Tong	/s/ Sherwin John Y. Lim

Executive Chairman and CEO	Director

TAIGA BUILDING PRODUCTS LTD.
CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT
Years Ended March 31, 2008 and 2007

	2008	2007
(in thousands of Canadian dollars)

Sales	$1,000,697	$1,038,398
Cost of sales	878,806	924,112
Gross Margin	121,891	114,286

Expenses:
Distribution	29,258	25,442
Selling and administration	51,660	52,678
Interest
Current	7,812	7,036
Long-term	178	973
	88,908	86,129
Earnings from operations	32,983	28,157
Subordinated debt interest expense	15,782	18,989
Other non-operating items (Notes 15b, 15c)	(2,456)	1,201
Earnings before income taxes	14,745	10,369
Income taxes (Note 11)
Current	10,676	1,881
Future and withholding	1,839	4,392
	12,515	6,273
Net Earnings	2,230	4,096
Deficit, beginning	94,831	90,695
Transitional adjustment for the adoption of new accounting policies for financial instruments (Note 2)	46	-
Deficit, beginning, after adoption	94,877	90,695
Net Earnings	2,230	4,096
Common share dividends	7,217	8,232
Deficit, ending	$99,864	$94,831
Basic and diluted net earnings per unit/common share	$0.07	$0.13
Weighted average number of units/common shares outstanding	32,206	32,206

See accompanying notes to consolidated financial statements

TAIGA BUILDING PRODUCTS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 31, 2008 and 2007

	2008	2007
(in thousands of Canadian dollars)

Cash provided by (used in):
Operating:

Net Earnings	$2,230	$4,096
Adjustments for non-cash items
Amortization	2,819	2,186
Non-cash interest expense	212	211
Future income taxes	1,636	4,166
Mark-to-market adjustment	495	-
Loss (gain) on asset disposal	2,067	(207)
Loss (gain) on sale and leaseback	(1,046)	(1,015)
	8,413	9,437

Changes in non-cash working capital (Note 12)	7,621	15,474
Cash flows from operating activities	16,034	24,911

Investing:
Purchase of land, buildings, equipment and leaseholds	(9,475)	(8,025)
Proceeds from sale of Emerwood	-	450
Proceeds from disposition of equipment	152	162

Cash flows (used in) from investing activities	(9,323)	(7,413)

Financing:
Repurchase of subordinated notes (Note 3)	-	(42,500)
Issuance of long-term debt	-	2,937
Repayment of long-term debt	(62)	(67)
Capital lease payable	(287)	(266)
Dividends paid	(7,420)	(8,232)
Proceeds from sales and leaseback	-	500
Cash flows (used in) from financing activities	(7,769)	(47,628)

Net Increase (Decrease) in Revolving Credit Facilities	(1,058)	(30,130)

Revolving Credit Facilities, beginning	(145,632)	(115,502)

Revolving Credit Facilities, ending	$(146,690)	$(145,632)

Supplemental Disclosure of Cash Flow Information:
Interest paid	$23,334	$26,384
Income taxes paid	$626	$1,774

See accompanying notes to consolidated financial statements

TAIGA BUILDING PRODUCTS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
Years Ended March 31, 2008 and 2007

	2008	2007
(in thousands of Canadian dollars)

Net earnings for the period	$2,230	$4,096
Other comprehensive income:
Unrealized gains (losses) on translation of self-sustaining foreign operations	(2,093)	(180)
Comprehensive income	$137	$3,916

Accumulated other comprehensive loss, beginning of period (Note 2)	$(1,373)	$(1,193)
Other comprehensive income:
Unrealized gain (loss) on translation of self-sustaining foreign operations	(2,093)	(180)
Accumulated other comprehensive loss, end of period	$(3,466)	$(1,373)

See accompanying notes to consolidated financial statements

1.	Significant Accounting Policies

a)  Basis of Presentation

These consolidated financial statements include Taiga Building Products Ltd. and its wholly-owned subsidiaries, 624858 British Columbia Ltd., 548421 British Columbia Ltd., 548422 British Columbia Ltd., Taiga Building Products LLC, Taiga Holdings Inc., Taiga Building Products Inc., Taiga Investment Company Ltd., Taiga Distribution USA Limited Partnership, Taiga Building Products (Sanger) LLC, and Taiga Building Products General Partnership. These statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars

b)  Revolving Credit Facilities

Revolving credit facilities consists of cheques issued in excess of funds on deposit and credit facilities. Taiga has amended its cash flow statement to show the net increase (decrease) in its credit facilities. The credit facilities act as Taiga’s primary source of cash that is used on a day-to-day basis and fluctuates directly as a result of its cash flows from operating, investing and financing activities.

c)  Inventories

Inventories are valued at the lower of average cost and net realizable value. Inventories consist of allied building products, lumber products and panel products.

d)  Buildings, Equipment and Leaseholds

The following assets are recorded at cost and amortization is provided using the following methods and annual rates:

Declining Balance Method

Buildings	4% - 10%
Buildings under capital leases	5%
Furniture and office equipment	8% - 30%
Warehouse and manufacturing equipment	10% - 30%

Straight-line Method

Leasehold improvements	5 Years
Treating equipment	12 Years

The carrying values of the buildings and equipment are reviewed on a regular basis by reference to estimated future operation results and undiscounted net cash flows. If the carrying value of these assets exceeds estimated net recoverable amounts, a provision for impairment will be made. Assets that are not yet available for use are not amortized.

e)  Deferred Gain

The deferred gain on the sale and leaseback transaction is being amortized over the terms of the lease contracts.

f)  Leases

Leases are classified as either capital or operating leases. A lease that transfers substantially all the benefits and risks incidental to the ownership of property is classified as a capital lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred. At the inception of a capital lease, an asset and an obligation are recorded at an amount equal to the lesser of the present value of the future minimum lease payments or the property’s fair value at the beginning of such lease.

g)  Future Income Taxes

The asset and liability method is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, unutilized non-capital losses, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future tax benefits are based primarily on the benefits of non-capital tax losses that were reported in different years in the financial statements and tax returns, and measured at the tax rate in effect in the year the difference originated.  The carrying value of future income tax assets is limited to the amount that is more likely than not to be realized.

h)  Foreign Currency Translation

Currency denominated in US dollars has been translated into Canadian dollars as follows:

(i)	Transactions at the approximate rate of exchange prevailing at the time of the transaction;
(ii)	Monetary assets and liabilities at the prevailing rate of exchange at each balance sheet date;
(iii)	Exchange gains and losses are included in earnings;
(vi)
The accounts of the self-sustaining foreign operation are accounted for by the current rate method under which assets and liabilities are translated at prevailing rates of exchange at each balance sheet date;

(v)	Revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of earnings; and
(vi)	Foreign currency gains and losses on the translation of self-sustaining foreign operations are deferred as a component of shareholders’ equity.

i)  Revenue Recognition

Revenue is recognized at the time of shipment at agreed prices to credit-approved customers. The credit terms are consistent with common building products distribution industry terms of trade. At the time of shipment, the significant risks and rewards of ownership have been transferred.

j)  Earnings Per Share

Earnings per share is calculated using the weighted-average number of shares outstanding for the period. The weighted-average number of common shares is determined by relating the portion of time during the reporting period that the shares have been outstanding to the total time in the period.

The diluted earnings per share is calculated based on the weighted-average number of common shares outstanding during the year, plus the effects of dilutive common share equivalents. Taiga’s share capital was not diluted during the reporting periods.

k)  Accounting by a Customer for Certain Consideration Received from a Vendor

Cash received from a vendor that represents a reduction in the supplier’s price is recorded as a reduction in cost of goods sold and related inventory.

l)  Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future, actual results may differ from the estimates.

m)  Comparative Numbers

The 2007 comparative figures have been reclassified, where applicable, in order to conform with the presentation used in the current year in accordance with guidelines issued in CICA EIC-156.

The 2007 CVD refunds have been reclassified where appropriate to conform with the presentation used in the current year.  These anti-dumping duties had effectively increased Taiga’s cost of goods sold prior to the refund being received via the Canada-US Softwood Lumber Agreement.  $4.3 million Countervailing Duty Refund recognized in the year ended March 31, 2007 has been reclassified as a reduction to Cost of Goods Sold.

2.       New Accounting Policies

Financial Instruments

Effective April 1, 2007, Taiga adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Standards relating to financial instruments on a prospective basis with no restatement of prior period financial statements.

The CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet at the appropriate measurement based on specific categories.  The new standard requires that all financial assets and liabilities be classified as either:  held-to-maturity, held-for-trading, loans and receivables, available-for-sale or other financial liabilities.

The following is a summary of Taiga’s classification of financial assets and liabilities:

Accounts receivable	Loans and receivables
Revolving credit facilities	Other financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities
Long-term debt	Other financial liabilities
Obligations under capital leases	Other financial liabilities
Subordinated notes	Other financial liabilities
Interest rate swaps	Held-for-trading
Lumber Futures	Held-for-trading

The Company has no financial assets or liabilities designated as held-to-maturity or available-for-sale. Interest rate swaps are classified as held-for-trading financial instruments, which are carried at fair value with transaction costs expensed immediately and gains and losses recognized in net earnings in the period in which they arise. Loans, receivables and other financial liabilities are carried at amortized cost.

Section 3861, Financial Instruments: Disclosure and Presentation, identifies and details information to be disclosed in the financial statements.

Section 1530, Comprehensive Income, introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income consists of net earnings and other comprehensive income. Other comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. In the case of Taiga, other comprehensive income includes unrealized gains and losses arising from self-sustaining foreign operations. As a result of the adoption, a new Statement of Comprehensive Income forms part of the Company’s consolidated financial statements. Cumulative changes in other comprehensive income are included in Accumulated Other Comprehensive Income, which is presented as a new category of Shareholders’ Equity in the balance sheet.

The adoption of new accounting policies for financial instruments has not resulted in any significant changes to Taiga’s financial statements.

As required under the transition rules, opening deficit as at April 01, 2007 has been adjusted by $46,283 to reflect the cumulative impact of adopting the changes in accounting policies. The adjustment represents the mark-to-market values of the two interest rate swaps as at April 01, 2007.

Financial Risks

Financial risks are the risks to earnings that arise from fluctuations in interest rates and foreign exchange rates.

Interest Rate Risk

The Company is exposed to interest rate fluctuations through their financing and cash management activities in the form of long-term debt.  To manage this exposure, the Company has entered into the following interest rate swap agreements. These interest rates swaps convert the floating rate loans to a fixed rate basis. The interest rate swap agreements are as follows:

				Mark Value as at
Counterparty	Maturity Date	Notional Amount	Fixed Interest Rate	April 1, 2007	March 31, 2008	Change in Market Value
JP Morgan Chase Bank, N.A.	August 31, 2010	$10,000,000	4.87%	$-	$(368,101)	$(368,101)
HSBC Bank Canada	August 25, 2009	$10,000,000	4.50%	$(71,278)	$(197,039)	$(125,761)
HSBC Bank Canada	August 21, 2007	$10,000,000	3.90%	$24,995	$-	$(24,995)
				$(46,283)	$(565,140)	$(518,857)

Taiga also held one interest rate swap agreement with HSBC Bank of Canada which expired in August 21, 2007. The effect of the interest rate swap income (expense) is recorded to earnings as it is incurred.

The decrease in market value of the interest rate swaps of $518,857 for the full-year ended March 31, 2008 has been recorded under Selling and Administration Expenses in the Consolidated Statements of Earnings and Retained Earnings.

Foreign Exchange Risk

Approximately 16.8% (2007 – 15.1%) of the Company’s sales are denominated in US currency. Cash receipts from these sales are sold into the spot market at prevailing interest rates.  There are no outstanding obligations to purchase or sell US dollars.

Credit Risk

The company extends credit to its customers, which is generally unsecured. The Company has credit management procedures in place to mitigate the risk of losses due to the insolvency or bankruptcy of its customers.

Transaction and Financing Costs

Prior to April 1, 2007, transaction and financing costs incurred to obtain financing were deferred and amortized on a straight-line basis over the term of the respective indebtedness. The unamortized balance was included in deferred financing costs. Pursuant to CICA Handbook Section 3855, effective April 1, 2007, transactions and financing costs are capitalized to the related liability and are measured at amortized cost using the effective interest method. The Company recalculated the amortization of financing costs for the prior period using the effective interest method and concluded that the amount is immaterial, and therefore no adjustment has been made to opening balances at April 1, 2007.

The effect of the adoption of these standards is summarized in the following table:

(In thousands of dollars)	As at March 31, 2007	Reclassification to accumulated other comprehensive loss	Adjustment on adoption of new standards	As at April 1, 2007
Other current assets	-	-	25	25
Deferred financing fees	720	-	(720)	-
Other long term assets	-	-	(71)	(71)
Revolving credit facilities	145,631	-	(720)	144,911
Shareholders’ Equity Cumulative translation adjustment	(1,373)	1,373)	-	-
Accumulated other comprehensive loss	-	(1,373)	-	(1,373)
Deficit	(94,831)	-	(46)	(94,877)

The carrying values of accounts receivable, bank indebtedness, credit facilities, accounts payable and accrued liabilities, approximate fair values as at March 31, 2008. The carrying amount of obligations under capital leases, long-term debt and subordinated notes approximate their fair values as the liabilities bear interest rates which approximate market rates.

At March 31, 2008 Taiga also had outstanding Chicago Mercantile Exchange Random Length lumber futures contracts. Each contract calls for mill delivery of 110,000 board feet (plus or minus 5000 board feet) of random length 8-foot to 20-foot nominal 2-inch x 4-inch pieces. Contracts in place at March 31, 2008 are shown in the following table:

	No. of Contracts	Delivery Date	Average Exercise Price (USD)	Spot Price (USD)	Market Value as at (CAD)		Change in Market Value (CAD)
Type					April 1, 2008	March 31, 2008
CME Random Length Lumber Futures	(15)	May 2008	237	222	-	25,383	25,383
CME Random Length Lumber Futures	(15)	July 2008	248	249	-	(1,920)	(1,920)
					-	23,464	23,464

Future Changes in Accounting Policies

Canadian Institute of Chartered Accountants has issued other four new accounting standards: Section 1535 – Capital Disclosures, Section 3031 – Inventories, Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation. These new standards are effective for the Company fiscal year commencing April 1, 2008.

The adoption of these recommendations is not expected to have a material impact on the earnings or assets of the Company.

3.       Comparative Year Information

a)  Unstapling of Stapled Unit Structure

On April 26, 2006 Taiga announced that it had received the requisite consents to its consent solicitation which sought to amend certain provisions of the indenture governing its outstanding 14% subordinated notes due 2020 (the “Notes”). The Company paid to each Noteholder, who validly consented to the solicitation, a fee ($3.00 per $1,000 principle amount of outstanding Notes), after effecting a supplemental indenture implementing the accepted amendments. The supplemental indenture caused the Stapled Units to automatically separate into their constituent Notes and common shares as of May 8, 2006. The Notes and common shares trade on the Toronto Stock Exchange under the symbol “TBL.NT “and “TBL”, respectively.

b)  Repurchase and Retirement of Subordinated Notes

On May 12, 2006, Taiga purchased and retired $42,500,000 of the 14% Notes at a purchase price of 105% of the principal amount outstanding per Note plus accrued and unpaid interest to the date of acceptance, leaving a principal value of $128,834,217 of the Notes outstanding.

4.       Inventories
	2008	2007
Allied building products	$46,159,294	$33,782,575
Lumber products	80,181,373	85,212,876
Panel products	25,012,218	24,672,733
Total	$151,352,885	$143,668,184

5.       Land, Buildings, Equipment and Leaseholds
		Accumulated	2008
	Cost	Amortization	Net
Land	$5,034,148	$-	$5,034,148
Buildings	12,380,782	1,668,516	10,712,266
Furniture and office equipment	3,966,410	2,799,267	1,167,143
Warehouse and manufacturing equipment	13,691,320	8,577,984	5,113,336
Leasehold improvements	5,387,479	2,266,460	3,121,019
Computer system under development (Note 15c)	319,455	-	319,455
Buildings under capital leases	11,861,162	1,175,689	10,685,483
Total	$52,640,756	$16,487,916	$36,152,838

		Accumulated	2007
	Cost	Amortization	Net
Land	$3,300,309	$-	$3,300,309
Buildings	8,371,631	1,259,119	7,112,512
Furniture and office equipment	3,601,276	2,550,960	1,050,316
Warehouse and manufacturing equipment	13,583,859	7,842,411	5,741,448
Leasehold improvements	3,488,858	1,695,166	1,793,692
Computer system under development	2,672,416	-	2,672,416
Buildings under capital leases	11,861,162	626,657	11,234,505
Total	$46,879,511	$13,974,313	$32,905,198

Total amortization expense for the year ended March 31, 2008 amounted to $2,830,944 (2007 – $2,186,000), of which $549,032 (2007- $557,235) relates to amortization of capital leases.

On July 10, 2007 Taiga purchased a property containing a 50,000 square feet warehouse and 7 acre yard in Edmonton, Alberta. This property will facilitate further growth in central Alberta.

6.       Credit Facilities

Under the GE credit facility, the Company can obtain a maximum revolving loan commitment of CDN $200 million from February through September and CDN $160 million from October through January. The credit arrangement also has an accordion feature to permanently increase the maximum limit by an additional CDN $50 million. Taiga’s main source of liquidity will be cash provided by operations and the GE credit facilities. Management believes that such sources of liquidity will be sufficient to fund the new corporate structure, future working capital requirements, capital expenditures and future planned growth.

Of the revolving loan, CDN $15 million equivalent is committed to the US operations at an interest rate equal to the applicable revolver US index margin less 0.30%. US index margin is defined as a floating rate equal to the higher of (a) the most recent prime rate per annum reported in the “Money Rate” column of The Wall Street Journal, or (b) the Federal Funds Rate plus 0.50%.

Taiga and its subsidiaries have granted security over certain of its assets, including accounts receivable, inventory, letters of credit, deposit accounts, chattel paper and those contractual rights, books of account, instruments and securities relating to accounts receivable and inventory, to GE Canada Finance Holding Company in Canada and to General Electric Capital Corporation in the United States, both as agents under the Credit Agreement with GE. The terms and conditions of the agreement have been met in the current year.

	2008	2007
The credit facilities and long-term debt are secured by a general assignment of book debts, inventories and general security agreements in favour of the banks.	$146,690,244	$145,631,222

7.       Obligations Under Capital Leases

Capital leases include six buildings and one piece of operating equipment. Lease payments represent blended payments consisting of principal and interest. Total lease payments of $20,893,507 include an interest portion of $9,606,524 based on interest rates ranging from 6.2% to 7.9% and a principal portion of $11,286,983.

	2008	2007
Total minimum lease payments payable	$20,893,507	$22,076,199
Portion representing interest to be expensed over the remaining term of the leases	9,606,524	10,501,973
Principal Outstanding	11,286,983	11,574,226
Less: Current portion	310,519	287,243
Non-Current portion	$10,976,464	$11,286,983

The following is a schedule of future minimum lease payments over the life of the leases which range from 15 to 20 years.

2008
2009	$1,182,693
2010	1,182,693
2011	1,182,693
2012	1,182,693
2013	1,182,693
2014 and thereafter	$14,980,041

Interest expense related to obligations under capital leases for the year ended March 31, 2008 amounted to $895,449 (2007- $916,980).

8.       Long-term Debt

	2008	2007
Mortgage Payable
The U.S. dollar denominated mortgage loan bears interest at 7% per annum, repayable by 59 equal monthly installments of US$19,382, commencing on January 1, 2007 and continuing until and including December 1, 2011.	$2,489,260	$2,869,780
Less: Current portion	66,615	69,877
Total	$2,422,645	$2,799,903

Taiga Building Products (Sanger), LLC has granted security over all its tangible and intangible property, including cash, cash equivalents, goods, inventory, machinery, equipment, furniture and fixtures, together with all additions, substitutions, replacements and improvements to and proceeds of the foregoing to GE Commercial Finance – Canada.

The following is a schedule of aggregate amounts of payments, comprised of principal and interest, over the next 4 years:

2009	$238,747
2010	238,747
2011	238,747
2012	$2,392,626

9.       Subordinated Notes

On May 12, 2006, the Company completed its offer to purchase up to $42.5 million of its outstanding 14% Notes due 2020 for a purchase price of 105% of the principal amount outstanding per Note plus accrued and unpaid interest to the date of acceptance, leaving a principal value of $128,834,217 of Notes outstanding. The offer constituted an Asset Sales Offer pursuant to the terms of the Indenture governing the subordinated notes. Stapled Units holders had to separate their units into subordinated notes and common shares in order to tender the Notes to the offer.

Under the terms of the Indenture, the Notes are unsecured, bear interest at 14% per annum and mature on September 1, 2020. Interest on the Notes (except defaulted interest) at a rate of 14% per annum is payable monthly in arrears, and calculated as an annual interest sum divided by twelve, on the 15th day following the end of each month commencing October 17, 2005. The aggregate principal amount of Notes that may be issued under the Indenture is unlimited. The Notes are guaranteed by certain of Taiga’s subsidiary and affiliated companies.

10.           Shareholders’ Equity

a)  Authorized Share Capital

Unlimited number of common shares without par value. Issued and fully paid.

	Number of Shares	Amount
Balance, March 31, 2007	32,205,680	$13,228,783
Balance, March 31, 2008	32,205,680	$13,228,783

b)  Dividend and Distribution Policy

Taiga paid interest of $11.6667 per $1,000 principal value subordinated notes and dividends of $0.0213 on common shares, for the period of April 2007 to October 2007 and $0.0150 on Common Shares for the period of November 2007 to March 2008, to holders of record as of the close of business on the last business day of each month. Interest on the subordinated notes and dividends on the common shares were paid on or about the 15th day of the following month. The following table outlines these distributions:

Date	Interest	Dividends
April 2007	$1,315,200	$685,981
May 2007	1,315,200	685,981
June 2007	1,315,200	685,981
July 2007	1,315,200	685,981
August 2007	1,315,200	685,981
September 2007	1,315,200	685,981
October 2007	1,315,200	685,981
November 2007	1,315,200	483,085
December 2007	1,315,200	483,085
January 2008	1,315,200	483,085
February 2008	1,315,200	483,085
March 2008	1,315,200	483,085
	$15,782,400	$7,217,292

c)  Stock Options

Taiga currently does not have stock options outstanding and has not granted or cancelled options during the current or prior reporting periods.

d)  Retained Earnings Continuity

The following table shows Retained Earnings for the last four years, and the impact of the Stapled Unit conversion.

Pursuant to an Indenture dated September 1, 2005, the Company issued 32,205,680 Subordinated Notes (the “Notes”) with a principal amount of $5.32 for an aggregate carrying amount of $171,334,217. Under the terms of the Indenture, the Notes are unsecured, bear interest at 14% per annum and mature on September 1, 2020. As a result of the Stapled Unit conversion, the aggregate issue price of the Notes in the amount of $171,334,217 is charged against Retained Earnings in fiscal year 2006, resulting in a negative Retained Earnings balance. On April 26, 2006, a supplemental indenture caused the Stapled Units to be separated into common shares and subordinated notes as outlined in the audited financial statements for the fiscal year ended March 31, 2007 included in Taiga’s 2007 annual report.

(in thousands of dollars)	Mar 31, 2008(1)	Mar 31, 2007	Mar 31, 2006	Mar 31, 2005
Retained earnings (deficit),beginning	$(94,877)	$(90,695)	$88,527	$64,646
Net earnings (loss)	2,230	4,096	3,602	26,667
Prior period adjustment	0	0	0	0
Common share dividends	7,217	8,232	11,490	2,786
Issuance of Sub Notes	0	0	(171,334)	0
Retained earnings (deficit), ending	$(99,864)	$(94,831)	$(90,695)	$88,527
Note:
(1)               Beginning balance is shown after the transitional adjustment for the adoption of new accounting policies for financial instruments in the amount of $46,283.

11.           Income Taxes

a)  Significant Components Comprising Income Taxes

The reported income tax differs from the amount computed by applying the Canadian basic statutory tax rates to the net income. The reasons for this difference and the related tax effects are as follows:

	2008	2007
Expected income tax expense	$5,084,000	$3,269,000
Provision for tax reassessments (Note 15b)	7,093,000	0
Other taxes	203,000	416,000
Non-deductible expense and other deductions	1,583,000	1,592,000
Other	(1,448,000)	636,000
	$12,515,000	$6,273,000

	2008	2007
Current	$10,676,000	$1,881,000
Future	1,636,000	4,166,000
Withholding Taxes	203,000	226,000
	$12,515,000	$6,273,000

b)  Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. Significant components of the future tax assets and liabilities are as follows:

	2008		2007
Future income tax (liabilities) assets	Current	Long-term	Current	Long-term
Property, plant and equipment	$-	$110,000	$-	$(839,000)
Deferred income from Partnership	(9,226,000)	-	(10,619,000)	-
Non-capital losses	-	-	2,050,000	-
Deferred gain on sale and leaseback	-	3,402,000	-	3,793,000
Other reserves	252,000	593,000	1,452,000	929,000
	$(8,974,000)	$4,105,000	$(7,117,000)	$3,883,000

Accumulated non-capital losses of approximately $Nil (2007- $5,920,000) are available to be carried forward to apply against future years’ income for tax purposes.

c)  Reassessed taxes due to Financing Structure

The prior period taxes reassessed by the CRA and accrued by Taiga, have been partially paid in Fiscal 2008. The partial payment made amounts to $1.8 million. For details, refer to Note 15b.

12.	Changes in Non-cash Working Capital

	2008	2007
(Increase) Decrease in accounts receivable	11,734,134	8,738,604
(Increase) Decrease in income taxes recoverable/payable	11,795,562	985,694
(Increase) Decrease in inventories	(7,684,579)	(7,805,529)
(Increase) Decrease in prepaid expenses	38,252	(221,026)
Effect of Foreign Exchange on Working Capital Items(1)	(1,220,000)	(180,000)
(Increase) Decrease in Deferred Financing Fees	507,247	-
Increase (Decrease) in AP & Accrued Liabilities excluding dividends	(7,549,839)	13,956,200
	7,620,777	15,473,943
Note:

(1)
Unrealized Loss arising from Translation of working capital from Taiga’s U.S. Operations. Last year, this item was presented on the face of the Cash Flow Statement as “Cumulative Translation Adjustment”.

13.           Segmented Information

The two reportable geographic segments are as follows:

2008	Canada	United States
Revenue (1)	$929,213,109	$71,483,574
Land, buildings, equipment and leaseholds	29,835,264	10,944,331
Accumulated amortization	(13,459,979)	(1,852,256)
Capital Leases	11,861,162	-
Accumulated amortization on capital leases	(1,175,689)	-

2007
Revenue (1)	$946,404,782	$91,992,572
Land, buildings, equipment and leaseholds	22,729,072	12,289,276
Accumulated amortization	(11,696,223)	(1,651,435)
Capital Leases	11,861,162	-
Accumulated amortization on capital leases	(626,657)	-
Note:

(1)      These figures have been reclassified, where applicable, as Taiga has adopted CICA guidelines issued in EIC-156

14.           Related Party Transactions

The Company paid $0 (2007 - $836) to a subsidiary company of Berjaya Group Berhad. Berjaya Group Berhad’s wholly-owned subsidiary, Berjaya Forest Products (Luxembourg) ) s.à.r.l. owns 39.8% of Taiga’s outstanding voting securities. The 2007 payment was for purchases, made at fair market value, of building materials for resale within the Canadian market.

15.           Commitments and Contingencies

a)  Contractual Obligations

The Company has obligations under various operating leases for occupied premises and equipment. The following table shows a separation of obligations pertaining to existing operating leases and those as a result of the sale and leaseback transaction.

	Existing	Sale and Leaseback	Total Operating
	Operating Leases	Operating Leases	Leases
2009	$2,572,714	$3,058,974	$5,631,688
2010	2,041,923	2,967,307	5,009,230
2011	1,791,584	2,962,307	4,753,891
2012	656,734	2,907,307	3,564,041
2013	288,320	2,907,307	3,195,627

b)  Contingent Liability and Associated Legal Matter

(i)	Reassessment of Tax by Canada Revenue Agency and Ontario Ministry of Finance

The Canada Revenue Agency and other provincial authorities have been reviewing the 2002, 2003, 2004 and 2005 taxation years of Taiga in connection with the formation of a financing structure involving Taiga Building Products Ltd. (formerly Taiga Forest Products Ltd.), Taiga Building Products General Partnership (formerly Taiga Forest Products General Partnership) and a related financing subsidiary.

On May 16, 2007 Taiga announced that it received a notice of assessment of approximately $8.8 million of income taxes and interest payable, from the Ontario Ministry of Finance in relation to the financial structure mentioned above.

On November 22, 2007 the Canada Revenue Agency reassessed Taiga in amount of $5.1 million related to the same financial structure. On December 13, 2007 Taiga remitted the required interim payment of $1.8 million.

The Ontario Ministry of Finance and Canada Revenue Agency reassessments include duplicate consideration of the same economic amount.

During the period ended March 31, 2008 Taiga accrued $8.6 million of income taxes and interest payable in relation to the Canada Revenue Agency and Provincial authorities’ reassessment of the financial structure.

(ii)	Law Suit against Former Auditor and Tax Advisor

In connection with the Canada Revenue Agency challenge of the financing structure discussed in Note 15b(i), on June 21, 2007 the Company filed a claim in the Supreme Court of British Columbia, against its former auditor and tax consultant, Deloitte & Touche, for damages for breach of contract, professional negligence, and breach of fiduciary duty arising out of the sale and implementation of a financing plan.

c)  Arbitration with former ERP Project Provider

On October 23, 2007, Taiga terminated its contract with its Enterprise Resource Planning (ERP) Project provider Laurier CIM Group Inc. for failing to meet contractual obligations. In November 2007, Taiga wrote off project costs totaling $2.1 million which is included in non-operating expenses. Taiga is arbitrating the case.